EXHIBIT 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

pengrowth closes significant asset sales and reaches
agreement in principle on key elements of covenant relief

(Calgary, August 14, 2017) – Pengrowth Energy Corporation is pleased to announce its second quarter 2017 operating results, highlighted by additional asset sales, and further reductions to outstanding debt and cost structures. All of these activities in combination with an agreement in principle on the key elements of an amendment with a group of noteholders for covenant relief, significantly improves Pengrowth’s financial flexibility.

Since the start of 2017, we have closed $827 million of asset sales which, when combined with the $287 million of cash on hand at year end 2016, represents a pro forma debt reduction of over $1.1 billion or approximately 66 percent of December 31, 2016 debt. This was accomplished while only reducing the Company’s Proved plus Probable reserves as of December 31, 2016 by approximately 18 percent. With the closing of these sales, the Company’s core focus areas are its flagship 100 percent owned Lindbergh thermal project and its 90 percent owned Groundbirch Montney play. These two key assets, with their associated $9.0 billion of low risk, high netback development opportunities represent the bulk of the remaining 82 percent of the Company’s 2P reserves as at December 31, 2016 and are expected to position the Company for long-term growth in reserves, production and cash flow.

We have also been in active negotiations with the lenders under our syndicated bank facility and with the holders of our senior unsecured notes to ensure our financial flexibility and liquidity. We are pleased to report that Pengrowth has agreed in principle on the key elements of an amendment with a group of noteholders who represent the necessary majority of the principal amount of notes affected for a framework that would result in the relaxation of existing covenant ratios for a period up to and including the quarter ended September 30, 2019 (the “Waiver Period”). The specific framework of the proposed amendments includes the elimination of the debt to book capitalization ratio and the debt to EBITDA ratio for the duration of the Waiver Period as well as amending the interest coverage covenant to reduce the EBITDA to interest ratio. The Company and the noteholders are in the process of preparing detailed formal agreements to effect the proposed amendments. These amendments are expected to become effective during the third quarter of 2017 and are subject to the completion of definitive agreements.

Derek Evans, President and CEO of Pengrowth commented “The successful $827 million of closed asset sales in 2017 has been instrumental, not only in reducing our debt but also in reaching an agreement in principle on the key elements of an amendment to our covenants with our noteholders. These are the critical steps that were required to unlock the long term growth potential and sustainable nature of our key assets.”

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2017 Year to Date Highlights:

•	Closed $827 million of asset sales, which are summarized in the following table:

	Gross Proceeds ($ million)	Completion Date
Lindbergh GORR	$250	January 6, 2017
Bernadet Lands	$92	April 11, 2017
Swan Hills (Judy Creek)	$185	July 6, 2017
Olds/Garrington	$300	August 11, 2017
Total gross proceeds	$827

•	Reduced total debt, before working capital by approximately $662 million.

•	Agreed in principle on the key elements on an amendment with a group of noteholders, subject to final legal documentation, that temporarily relaxes covenants for a period up to and including the period ending September 30, 2019.

•	Following the closing of the Olds/Garrington asset sale, the Company has approximately $330 million of cash on hand.

Q2, 2017 Highlights:

•	Achieved average daily production of 49,349 barrels of oil equivalent (boe) per day during the quarter and 51,143 boe per day during the first half of the year.

•	Generated funds flow from operations of $29.3 million ($0.05 per share) during the second quarter and $56.2 million ($0.10 per share) for the first half of 2017.

•	Achieved additional expense reductions in the second quarter with operating and cash general and administrative expenses down $3.7 million and $2.9 million, respectively, from the second quarter of 2016. Reduced interest expense by $9 million compared the second quarter of 2016 resulting from debt payments completed in the quarter and thus far in 2017.

•	Realized a 28 percent increase in combined operating netbacks before commodity risk management, of $13.45 per boe compared to $10.53 per boe in the same period last year.

Operations

Second quarter average daily production was 49,349 boe per day, compared to average daily production of 56,735 boe per day in the second quarter of 2016. The decrease in production year over year is attributed to the absence of volumes related to sold properties, natural declines, as well as lower volumes due to maintenance activities on existing properties.

Second quarter production at our Lindbergh thermal project averaged 13,657 barrels (bbl) per day at an average steam oil ratio of 2.8 times. Production in the quarter was affected by downtime on existing wells that were shut-in to facilitate the completion and tie-in of the new infill wells. A total of $30.6 million was invested on Lindbergh Phase One optimization activities in the second quarter. This investment included the drilling of 11 wells (6 producer and 5 injector wells), in addition to related facility, infrastructure and engineering work. The two infill wells drilled in the first quarter of 2017 are now on production at a combined rate of approximately 1,000 bbl per day. In total, seven new well pairs and two new infills are to be drilled as part of the optimization program. Once the drilling and completion of the remaining wells is finished, steaming and circulation activities will commence in the fourth quarter and it is anticipated that oil production from the new well pairs will be accretive to overall production in the first quarter of 2018.

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In addition to Phase One optimization expenditures and activities, ongoing engineering and design work relating to the second expansion phase was carried out in the quarter. Pengrowth anticipates having 70 percent of the engineering and design work complete by the end of year.

Conventional development continues to be limited, with second quarter capital spending of $6.1 million spent primarily on partner operated activity and the safety, maintenance and integrity of existing assets.

Ongoing focus on cost structures allowed us to achieve additional expense reductions in the quarter with operating costs and cash general and administrative costs down $3.7 million and $2.9 million, respectively, from the second quarter of 2016.

Financial Results

The Company delivered second quarter funds flow from operations of $29.3 million ($0.05 per share), compared to funds flow of $89.1 million ($0.16 per share) for the same period in 2016. The decrease in funds flow year over year was primarily due to lower realized commodity risk management gains, as a result of Pengrowth having substantially higher volumes hedged at materially higher prices in the second quarter of 2016 compared to second quarter of 2017. Offsetting this were higher realized prices during the second quarter of 2017 compared to the same period in 2016 due to material improvements in both crude oil and natural gas benchmark prices.

A net loss of $242.4 million was recorded in the second quarter of 2017 compared to a net loss of $173.4 million in the same period last year primarily due to an impairment charge of $306.3 million (approximately $223 million after-tax) in the second quarter of 2017 resulting from the Olds/Garrington disposition coupled with lower funds flow from operations. These were partly offset by the absence of unrealized commodity risk management losses recorded in the second quarter of 2016 and lower DD&A expenses.

Financial Resources and Liquidity

In the second quarter, we completed the Bernadet asset sale for total proceeds of approximately $92 million and also announced additional asset dispositions that generated total cash proceeds of approximately $485 million, which were completed subsequent to the end of the quarter. We applied the cash proceeds from the Bernadet sale along with a minor drawing on our credit facility to repay the remaining US $100 million of Notes maturing in 2017 on June 2, 2017. This resulted in our reported total debt at June 30, 2017 being $1.06 billion compared to $1.68 billion at December 31, 2016.

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We subsequently repaid the borrowings under our credit facility with the cash proceeds from the Judy Creek asset sale. Following the early retirement of the 2017 notes, we currently have no scheduled long-term note maturities until August 2018.

During the quarter, we remained within our financial covenants with a ratio of trailing twelve months senior debt to Adjusted EBITDA of 2.7 times compared to a maximum permitted ratio of 3.5 times. Senior debt to book capitalization ratio of 50 percent compared to a maximum permitted ratio of 55 percent and an interest coverage ratio of 4.7 times compared to a minimum required ratio of 4.0 times.

The Company has agreed in principle on the key elements of an amendment with a group of noteholders who represent the necessary majority of the principal amount of notes affected by the proposed amendment. The Company and noteholders are in the process of preparing detailed formal agreements to effect the amendment. The proposed amendment includes the relaxation of the Company’s covenants for a period commencing with the third quarter 2017 and up to and including the period ending September 30, 2019. A waiver of the debt to book capitalization ratio and a waiver of the total and senior debt to EBITDA covenant ratios is expected to be in effect during this period. The interest coverage covenant is expected to be amended to reduce the EBITDA to interest ratio significantly for the amendment period. In exchange, the noteholders are expected to receive security over Pengrowth's assets and a 2.0 percentage point increase in interest rates, while maturities remain the same. The proposed amendment is contingent on a similar agreement being reached with the syndicate of banks providing Pengrowth's Credit Facility. The agent bank for the Credit Facility has been approached with a similar proposal that would also see a reduction in the Credit Facility from $1.0 billion to $400 million with a further reduction to $330 million pending further asset sales. We anticipate having final agreements in place with the entire bank syndicate and noteholders during the third quarter of 2017.

To provide additional financial flexibility beyond September 30, 2019, Pengrowth is also considering additional asset sales and opportunities to access the capital markets to replace existing debt with less restrictive high yield debt.

Dispositions

Since late 2016, the Company has completed a number of transactions, including the recent sale of its Olds/Garrington assets in central Alberta. The total proceeds thus far in 2017 from our disposition program amounts to $827 million and has allowed Pengrowth to materially reduce its outstanding debt.

On July 11, 2017 we announced that we had terminated the sale agreement for the remaining Swan Hills assets due to the purchaser of the asset package being unable to complete its financing for the acquisition. The Company is pursuing the approximate $19 million deposit associated with the sale that is being held by an independent law firm in trust.

2017 Guidance and Outlook

On July 11, 2017 Pengrowth revised its 2017 Guidance to reflect the impact from the sales of the Olds/Garrington assets which closed on August 11, 2017, and a portion of its Swan Hills assets which was completed on July 6, 2017. The revised annual 2017 production Guidance of 41,500 to 43,500 boe per day and funds flow from operations of $90 million reflect the reductions related to the Olds/Garrington and the Judy Creek dispositions. Pengrowth anticipates its fourth quarter of 2017 average production to be 31,000 to 33,000 boe per day.

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A summary of our current 2017 guidance follows:

	Current full year 2017 Guidance	H1/2017 Actual Results
Average daily production (boe per day)	41,500 to 43,500	51,143
Total capital expenditures ($ millions)	125	56.1
Funds Flow from operations[1] ($ millions)	90	56.2
Royalties[2] (% of sales)	9.0	10.1
Operating costs[3] ($ per boe)	13.00 to 13.50	13.35
Cash G & A3 ($ per boe)	3.50 to 4.00	3.54

1.      Based on WTI price of U.S.$50/bbl, AECO natural gas price of Cdn$2.82/Mcf and an exchange rate of Cdn$1 = U.S.$0.74.

2.      Royalties are before impacts of commodity risk management activities

3.      Per boe estimates based on high and low ends of production guidance

With the closing of the Olds/Garrington asset sale, the Company’s cash position is approximately $330 million.

NYSE Listing

On May 16, 2017, the Corporation received a non-compliance notice from the NYSE as a result of the 30 day average closing price of its shares falling below US $1.00. The Board of Directors of the Corporation is currently not considering a share consolidation proposal to shareholders to regain compliance. If the Corporation’s share price on the NYSE does not rise above US $1.00 by November 16, 2017 it expects to receive a delisting notice from the NYSE. Such notice will not impact the Corporation’s TSX listing.

Thank You

We would like to thank our staff who are leaving Pengrowth as a result of the assets sales that we have completed this year. These people are talented individuals who were an integral part of the Pengrowth team. They helped to create significant value for our shareholders and were part of the fabric of our culture. On behalf of our Board of Directors and our management team, we thank them for their hard work and dedication and wish them the best in the future.

Analyst call

Pengrowth will host an analyst call and listen-only audio webcast beginning at 3:00 P.M. Mountain Time (MT) on Monday, August 14, 2017, during which management will review Pengrowth's Second quarter results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:

Toll free: (844) 358-9179 or International: (478) 219-0186

Live listen only audio webcast: http://edge.media-server.com/m/p/dazhk3h5

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Pengrowth’s unaudited Financial Statements for the three and six months ended June 30, 2017 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com. They have also been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

About Pengrowth:

Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION

Derek Evans

President and Chief Executive Officer

Contact information

Wassem Khalil

Manager, Investor Relations

(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Currency:

All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Caution Regarding Forward Looking Information:

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to: agreement in principle and key elements of proposed amendments with noteholders and bank syndicate; pro forma reduction of indebtedness; reduction in reserves as a result of dispositions; $9 billion of low risk, high netback development opportunities at Lindbergh and Groundbirch; anticipated long term growth in reserves, production and cash flow; composition of the specific framework of the amendments to note agreements and credit facility and that such amendments will become effective in the third quarter of 2017; expected drilling at Lindbergh as well as the timing of completion and tie-in of the new wells drilled and anticipated production in early 2018; expectation that 70 percent of engineering and design work for Lindbergh Phase II will be completed by the end of 2017; anticipated future reductions in credit facilities; anticipated future asset sales; anticipated timing of credit facility amendments; anticipated additional financial flexibility; potential future asset sales and accessing of the capital markets to replace existing debt with less restrictive high yield debt; 2017 full year guidance; anticipated fourth quarter of 2017 production; and potential loss of NYSE listing. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2017.

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The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP and Operational Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures including adjusted net income (loss), operating netbacks, total debt before working capital, total debt including working capital, cash G&A expenses and funds flow from operations.

These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

These measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-GAAP measures can be found in the MD&A.

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